Exhibit 99.1

Unveiling the Next Chapter in the REISS x Les100Ciels Collaboration

Hong Kong, Oct. 31, 2024 (GLOBE NEWSWIRE) – Following our previous announcement made on May 22, 2024, regarding the collaboration between Neo-Concept International Group Holdings Limited (Nasdaq: NCI) (the “Company”) and Reiss Limited (“REISS”), we are thrilled to announce that the highly anticipated “REISS x Les100Ciels” collection is now available for sale through the REISS eShop. This exclusive collaboration, developed in partnership with REISS, combines the luxury and style of both brands, offering a unique range of co-branded products for discerning customers.

This collaboration, initiated earlier this year, has seen Neo-Concept UK Limited, a wholly-owned subsidiary of NCI, work closely with REISS on the design of these innovative products. Available online at www.reiss.com and through select REISS retail locations, the collection features a variety of garments that embody both contemporary elegance and timeless style.

“We are thrilled to officially launch the REISS x Les100Ciels collection,” said Eva Siu, Chairlady of NCI. “This partnership has harnessed our strengths in product design alongside REISS’s extensive retail presence, ensuring that we deliver something truly special to our customers.”

Patrick Lau, Chief Financial Officer of NCI, added, “This collaboration marks a significant step forward for our business, and we are excited about the potential growth and success of this new product line.”

The collection features a diverse array of apparel, including ready-to-wear styles that cater to both men and women, enhancing the fashion offerings available through REISS. Customers can explore the latest arrivals and exclusive pieces at the REISS eShop, with the promise of quality and style synonymous with both brands.

For more information about the collection or to shop the new arrivals, visit www.reiss.com/shop/gender-men-promotion-reissles100ciels.

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FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the Company’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Any such forward-looking statements are subject to various risks and uncertainties, including the strength of the economy, changes to the market for securities, political or financial instability and other factors which are set forth in the Company’s Registration Statement on Form F-1 (File No. 333-275242), as amended, and in all filings with the SEC made by the Company subsequent to the filing thereof. The Company does not undertake to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

About Reiss Limited

Founded in 1971, REISS is an internationally recognized fashion brand for men and women. The company has a presence in 135 locations worldwide, including standalone stores and shop-in-shops in various cities such as the UK, United States, Ireland, United Arab Emirates, Hong Kong, Philippines, Netherlands, Russia, and Canada.

REISS has established a design philosophy centered on creating contemporary menswear, womenswear, accessories, and childrenswear that aim to transcend time and trends. The brand operates with a London-based in-house atelier and a dedicated design team focused on delivering pieces that embody the company’s legacy.

Today, REISS functions as a modern fashion house, offering collections that are characterized by attainable luxury and unwavering elegance.

For more information, please visit www.reiss.com

About Neo-Concept International Group Holdings Limited

Neo-Concept International Group Holdings Limited (“NCI”) is a one-stop apparel solution services provider. It offers a full suite of services in the apparel supply chain, including market trend analysis, product design and development, raw material sourcing, production and quality control, and logistics management serving customers located in the European and North American markets. It also sells its own branded apparel products under the brand “Les100Ciels” through retail stores in UK as well as the e-commerce platform www.les100ciels.com.

NCI is dedicated to minimizing its environmental footprint by implementing various eco-friendly practices. It prioritizes recycling, clean processes, and traceable sourcing as part of its commitment to reducing environmental impact. Additionally, NCI actively seeks sustainable solutions throughout the garment production process, aiming to meet the needs of its customers in an environmentally responsible manner.

Enquiries:

Neo-Concept International Group Holdings Limited Investor Relations Contact:

10/F, Seaview Centre
No.139-141 Hoi Bun Road
Kwun Tong, Kowloon, Hong Kong
(+852) 2798-8639
Email: ir@neo-ig.com